Our future operating results will be significantly dependent upon our ability to increase our net interest margin as well as our originations of one- to four-family loans, including in particular loans available-for-sale, which drive mortgage banking income. See "—Business Strategy." In addition, we have taken a number of steps to increase our core deposits and increase our residential loan volume, both of which should enhance our goals of increasing both loan originations and our net interest margin. Although the capital raised in the conversion will support this effort, the conversion will also have an adverse impact on our operating results due to additional expenses to be incurred in connection with and as a result of the conversion. These additional expenses include costs related to becoming a public company, increased non-cash compensation expenses associated with our employee stock ownership plan (the "ESOP") and the possible implementation of a stock-based benefit plan after the completion of the conversion. See "Risk Factors—Our stock-based benefit plan will increase our expenses and reduce our income;" and "Management—Benefits to be Considered Following Completion of the Conversion."

There can be no assurances, however, that we will successfully execute our business plan and return to profitability.

Informal Agreements with Regulators

In July 2023, the Bank entered into a confidential memorandum of understanding (the "MOU") with the FDIC and the Department, the Bank's primary banking regulators. While the contents of the MOU are confidential under Department and FDIC regulations, certain provisions, with the authorization of the Department and the FDIC, are summarized under "Regulation and Supervision—Informal Agreements with Regulators." Among these provisions, the Bank has agreed to maintain a net worth ratio of at least 6% (with "net worth ratio" defined under Wisconsin law as the Bank's total liabilities subtracted from its total assets, plus unallocated general loan loss reserves, all divided by the Bank's total assets). At March 31, 2024, we had a net worth ratio of 4.31%. Based on our pro forma regulatory capital ratios after giving effect to the sale of shares of common stock in the offering, as set forth under "Historical and Pro Forma Regulatory Capital Compliance," we would need to raise gross proceeds of approximately $8.1 million in order to meet the 6% net worth ratio requirement by the Bank. As such, the Bank's net worth ratio would continue to be below 6% if we sell only the minimum amount of common stock in the offering. Based on such pro forma regulatory capital ratios, if in the offering we fail to raise gross proceeds of approximately $8.1 million, our net worth ratio would continue to be less than the 6% required under Wisconsin law. As a consequence, the Department could direct the Bank to adhere to a specific written plan established by the Department to correct the deficiency, as well as impose a number of other restrictions on the Bank's operations, including a prohibition on the payment of dividends. Such restrictions could impair our ability to carry out our business plan.

Terms of the Offering

We are offering between 743,750 shares and 1,006,250 shares of common stock to eligible members of the MHC (i.e., eligible depositors of the Bank) and our ESOP, and, to the extent shares remain available, to members of our local community and the general public. The number of shares of common stock to be sold may be increased to up to 1,157,188 shares as a result of demand for the shares or changes in the market for financial institution stocks. Unless the number of shares of common stock to be offered is increased to greater than 1,157,188 shares or decreased to fewer than 743,750 shares, or the offering is extended beyond [extension date], subscribers will not have the opportunity to change or cancel their stock orders once submitted.

The purchase price of each share of common stock to be issued in the offering is $10.00. Investors will not be charged a commission to purchase shares of common stock in the offering.

Persons Who May Order Shares of Common Stock in the Offering

As a Wisconsin-chartered savings bank, we are subject to a 6% net worth ratio requirement. If our net worth ratio continues to be less than 6%, we may be subject to restrictions on our operations imposed by the Department.

As a Wisconsin-chartered savings bank, we must maintain a net worth ratio of 6% (with "net worth ratio" defined under Wisconsin law as the Bank's total liabilities subtracted from its total assets, plus unallocated general loan loss reserves, all divided by the Bank's total assets). If our net worth ratio continues to be less than 6%, the Department may direct us to adhere to a specific written plan established by the Department to correct the deficiency, as well as a number of other restrictions on our operations, including a prohibition on the payment of dividends. Such restrictions could impair our ability to carry out our business plan. At March 31, 2024, we had a net worth ratio of 4.31%. Based on our pro forma regulatory capital ratios after giving effect to the sale of shares of common stock in the offering, as set forth under "Historical and Pro Forma Regulatory Capital Compliance," we would need to raise gross proceeds of approximately $8.1 million to meet the 6% net worth ratio requirement by the Bank. As such, the Bank's net worth ratio would continue to be below 6% if we sell only the minimum amount of common stock in the offering. Based on such pro forma regulatory capital ratios, if in the offering we fail to raise gross proceeds of approximately $8.1 million, our net worth ratio would continue to be less than the 6% required under Wisconsin law. As a result, the Department would continue to have the authority to direct the Bank to adhere to a specific written plan established by the Department to correct the deficiency, as well as the ability to impose a number of other restrictions on the Bank's operations, including a prohibition on the payment of dividends.

We have experienced net losses in recent periods, and we may not return to sustained profitability in the future.

Our recent results of operations have been materially adversely impacted by a historic spike in general interest rates. As a result, our loan volume declined dramatically while our cost of funds increased more rapidly than the yield on our earning assets. In addition, the market value of our available-for-sale securities declined significantly. In order to reduce our vulnerability to changes in interest rates and strengthen our balance sheet, during fiscal 2022, we sold a significant amount of our available-for-sale securities resulting in a $5.1 million pretax loss upon the sale of those securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Financial Condition at December 31, 2023 and December 31, 2022—2022 Securities Portfolio Restructuring Transaction." Our results of operations will continue to be negatively impacted until we are able to increase our interest income and noninterest income relative to our expenses. To improve our results of operations we have focused on controlling our expenses and have adopted a plan to enhance our results of operations, particularly through increasing our originations of one- to four-family loans, including, in particular, loans held-for-sale, which drive mortgage banking income. Although the capital raised in the conversion will support this effort, the conversion will also have an adverse impact on our operating results due to additional expenses to be incurred in connection with and as a result of the conversion. These additional expenses include costs related to becoming a public company, increased non-cash compensation expenses associated with our ESOP and the possible implementation of a stock-based benefit plan after the completion of the conversion. See "—Our stock-based benefit plan will increase our expenses and reduce our income;" and "Management—Benefits to be Considered Following Completion of the Conversion."

We may be unsuccessful, however, in executing on our business plan and may not be able to return to profitability in the timeframe we expect, or at all. A number of factors may inhibit us from executing on our business plan or impair our ability to achieve profitability as expected, or at all, including adverse economic conditions, regulatory risks, the level of competition from other financial institutions, adverse changes in the interest rate environment and the securities markets and other risks and uncertainties outlined in this "Risk Factors" section. Continued net losses after the completion of our mutual-to-stock conversion could adversely affect our capital levels and would be expected to negatively impact our stock price.

The Company may not be able to realize the value of its deferred tax assets.